UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 000-04604

Cincinnati Financial Corporation

Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Cincinnati Financial Corporation

6200 South Gilmore Road

Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.	The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2011 and 2010, and supplemental schedule as of December 31, 2011.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 26, 2012	/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer, Senior Vice President, Treasurer and Employee Benefits Committee Chairman

Cincinnati Financial

Corporation Tax-Qualified

Savings Plan

Financial Statements as of and for the Years Ended December 31, 2011 and 2010, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	4–11

SUPPLEMENTAL SCHEDULE:	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011	13

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation, and to the Participants of the Cincinnati Financial Corporation Tax-Qualified Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ Deloitte & Touche LLP
Cincinnati, Ohio

June 26, 2012

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Cash	$29	$-
Participant-directed investments (at fair value)	184,450,684	166,830,434
Notes receivable from participants	3,191,457	2,632,266
Contribution receivable – employer	-	327,634
Contribution receivable – other	-	354,224
Accrued interest and dividends receivable	177,178	153,480
Accounts receivable – other	48,724	-

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$187,868,072	$170,298,038

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(156,024)	(19,992)

NET ASSETS AVAILABLE FOR BENEFITS	$187,712,048	$170,278,046

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:

Participant contributions (including rollovers of $1,025,389 and $852,382 in 2011 and 2010, respectively)	$17,923,417	$16,558,576
Employer contributions	8,972,185	8,276,769
Other contributions	-	354,224
Total contributions	26,895,602	25,189,569

Investment income:
Net (depreciation) appreciation in fair value of investments	(8,809,988)	18,817,586
Interest and dividend income	5,279,700	2,751,175
Total investment (loss) income	(3,530,288)	21,568,761

Interest income on notes receivable from participants	126,827	110,830

Total additions	23,492,141	46,869,160

DEDUCTIONS — Benefits paid to participants	6,058,139	4,002,882

INCREASE IN NET ASSETS	17,434,002	42,866,278

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	170,278,046	127,411,768

End of year	$187,712,048	$170,278,046

See notes to financial statements.

cincinnati financial corporation
tax-qualified savings plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan eligible to substantially all employees of Cincinnati Financial Corporation (the “Company”) who meet the eligibility requirements outlined in the Plan Document. Fifth Third Bank (the “Trustee”) serves as the trustee of the Plan. The Plan’s recordkeeping function has been outsourced to FASCore. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Participants may contribute a percentage of their pretax annual compensation each year, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants are eligible for a Company match of the first 6 percent of eligible compensation; however, those participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the company match. The Company match is invested according to the participants’ investment direction. Contributions from participants and the Company are recorded each pay period for Plan participants. Eligible participants are automatically enrolled in the Plan at a 3 percent contribution rate to encourage associate savings, with an automatic increase of a participant’s contribution rate by 1 percent each year to a maximum 6 percent contribution for these automatically enrolled participants. Each participant has the opportunity to elect to withdraw or change the contribution rate prior to automatic enrollment or at any time once enrolled.

At December 31, 2010, a receivable to the Plan of $681,858 consisted of $327,634 due from the company and $354,224 due from the Trustee representing auto-increase contributions, including earnings that would have accrued from these contributions, which did not occur for participants who were automatically enrolled in 2008. The omission related to a Plan amendment not accurately reflected on the Trustee’s recordkeeping system. Catch-up contributions were made to affected participants during the first quarter of 2011.

Effective February 1, 2011, the Plan was amended to include a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

The Company may make a discretionary profit sharing contribution to eligible participants. A participant who is not enrolled in the Company’s high deductible group health plan is eligible for the discretionary profit sharing contribution. The Company’s profit sharing contribution was $468,975 during 2011 and $485,235 during 2010.

Participants may also contribute amounts representing distributions from the other qualified defined benefit or defined contribution plans (“Rollover”). Rollovers from other qualified plans were $1,025,389 during 2011 and $852,382 during 2010.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various mutual funds and a stable value fund. In 2011, the Cincinnati Financial Stock Fund (the “Stock Fund”) was converted to an Employee Stock Ownership Plan (ESOP), which is primarily invested in common shares of the Company and may also hold cash or other short-term liquid investments to accommodate the ESOP’s liquidity needs. A participant may elect to receive cash dividends on Company stock outside of the Plan or leave the dividends in the Plan to be reinvested.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in any Company contribution and profit sharing contribution attributed to them plus actual earnings thereon after three years of eligible service. Unvested participants who are employed by the Company become fully vested in any Company and profit sharing contribution attributed to them upon reaching their retirement age.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest rates equal to the prime rate plus 1 percent. At December 31, 2011, interest rates on participant loans ranged from 4.25% to 9.25%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Upon participant termination or retirement, any outstanding loan balance attributed to such participant is treated as a distribution to the participant.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock.

Forfeited Accounts – Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay Plan expenses and/or reduce the Company’s matching and profit sharing contributions. Forfeitures were $106,681 and $58,871 during the years ended December 31, 2011 and 2010, respectively. Forfeitures of $61,406 were used to reduce the Company’s matching contribution during the year ended December 31, 2011. There were no forfeitures used to reduce Company matching contributions for the year ended December 31, 2010. The forfeiture amounts are reinvested into the Fifth Third Stable Value Fund until used in a way permitted by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except as described below. The Plan’s investment in company common stock is valued based on exchanged-traded observable quoted market prices. The Plan’s investments in registered investment companies, or “mutual funds,” are valued based on the net asset value of the shares held by the Plan, which represents the price at which market participants buy and sell shares of the mutual funds on a daily basis. Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest.

Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. See Note 5, Stable Value Fund, for additional disclosures.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid by the Company.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2011 and 2010.

Adopted Accounting Standards — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Fair Value Measurements and Disclosures. ASU 2010-06 applies to all entities that are required to make disclosures about recurring or nonrecurring fair value measurements. ASU 2010-06 additionally requires separate disclosures of the activity in the Level 3 category related to any purchases, sales, issuances and settlements on a gross basis. The Plan adopted certain provisions of ASU 2010-06 during 2010, and the remaining provisions during 2011. The adoption did not have a material impact on the Plan’s statements of net assets available for benefits or changes in net assets available for benefits as it focuses on additional disclosures.

Pending Accounting Standards — In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The ASU converges fair value measurement and disclosures among U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and expands disclosure requirements, particularly for Level 3 inputs. The ASU is effective for annual periods beginning after December 15, 2011, and should be applied prospectively. This ASU has not yet been adopted and will not have a material impact on the Plan’s statements of net assets available for benefits or changes in net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 were as follows:

		2011	2010
	Dodge & Cox Stock Fund	$17,683,221	$18,193,937
	T. Rowe Price Growth Stock Fund	16,660,068	16,925,248
*	Fifth Third LifeModel Moderate Institutional	16,218,359	12,927,502
*	Cincinnati Financial Corporation (CINF)
	Common Stock	13,406,878	***
*	Cincinnati Financial Corporation (CINF)
	Common Stock and Money Market Funds	***	12,462,095
*	Fifth Third Stable Value Fund (C)**	12,496,962	10,767,108
	Goldman Sachs Core Fixed – Inc. Institutional	11,292,590	***
	Dodge & Cox International Stock Fund - A	10,718,424	12,004,961
	Touchstone Mid Cap Growth Fund -Y	10,445,383	***
	Touchstone Mid Cap Growth Fund -A	***	11,795,206
	Royce Premier Fund	10,056,014	9,456,365
*	Fifth Third LifeModel Moderately Aggressive Institutional	9,834,078	***

* Party-in interest.

** Fair value was $12,652,986 and $10,787,100 as of December 31, 2011 and 2010, respectively.

***The fund was less than 5 percent of the Plan’s net assets available for benefits for the year indicated or was not a fund option.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Mutual Funds:
Large Cap Funds	$(1,558,626)	$5,365,360
Mid Cap Funds	(2,540,952)	3,539,824
Small Cap Funds	(1,662,133)	4,165,065
Balanced Funds	(132,512)	1,868,471
International Funds	(2,975,995)	1,568,385
Bond Funds	572,565	296,965
Fixed Fund	603	-
Total	(8,297,050)	16,804,070
Common stock	(512,938)	2,013,516
Net (depreciation) appreciation of investments	$(8,809,988)	$18,817,586

4.	FAIR VALUE MEASUREMENTS

In accordance with accounting guidance related to fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for the valuation technique used, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used.

Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•	Level 1 – Financial assets and liabilities for which fair values are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•	Level 2 – Financial assets and liabilities for which fair values are based on quoted prices in markets that are not active or for which fair values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

•	Level 3 – Financial assets and liabilities for which fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

We primarily base fair value for investments in common stock and registered investment companies on quoted market prices. The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis for the years ended December 31, 2011 and 2010. The Plan did not have any liabilities carried at fair value or any Level 3 assets at or during the years ended December 31, 2011 and 2010. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2011 and 2010.

	Asset fair value measurements at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies:
Large Cap Funds	$48,717,375	$-	$-	$48,717,375
Mid Cap Funds	20,196,481	-	-	20,196,481
Small Cap Funds	26,532,954	-	-	26,532,954
Balanced Funds	28,445,059	-	-	28,445,059
International Funds	17,861,167	-	-	17,861,167
Bond Funds	16,637,784	-	-	16,637,784
Total	158,390,820	-	-	158,390,820
Cincinnati Financial Corporation common stock	13,406,878	-	-	13,406,878
Common collective trusts	-	12,652,986	-	12,652,986
Total	$171,797,698	$12,652,986	$-	$184,450,684

	Asset fair value measurements at December 31, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Registered investment companies:
Large Cap Funds	$46,122,470	$-	$-	$46,122,470
Mid Cap Funds	20,908,092	-	-	20,908,092
Small Cap Funds	22,854,813	-	-	22,854,813
Balanced Funds	22,330,238	-	-	22,330,238
International Funds	18,789,240	-	-	18,789,240
Bond Funds	12,576,386	-	-	12,576,386
Total	143,581,239	-	-	143,581,239
Cincinnati Financial Corporation common stock and money market funds	12,462,095	-	-	12,462,095
Common collective trusts	-	10,787,100	-	10,787,100
Total	$156,043,334	$10,787,100	$-	$166,830,434

5.	stable value fund

The Fifth Third Stable Value Fund (the “Fund”) is a stable value fund that is a common collective trust fund. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value. The Fund invests primarily in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs) with similar characteristics. The statements of net assets available for benefits present the fair value of the Plan’s investment in the Fund as well as the adjustment of that investment from fair value to contract value. The adjustment from fair value to contract value for the Plan’s investment in the Fund decreased net assets available for benefits by $156,024 and $19,992 at December 31, 2011 and 2010, respectively. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no unfunded commitments or restrictions on redemption frequency for the Fund. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Benefit-responsive investment contracts, including GICs and wrap (synthetic) contracts are agreements with banks and insurance companies, which are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit-responsive and provide that plan participant initiated withdrawals permitted under a participating plan will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund operations and that the issuer determines will have a material adverse effect on the issuer’s financial interest. These withdrawals are paid with a fair value adjustment to the contract value amount of such withdrawal as defined in such contracts.

While each contract issuer specifies the events that may trigger such a fair value adjustment, typically such events include all or a portion of the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participant plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts generally are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager or issuer to terminate upon notice at any time at fair value and provide for automatic termination of the wrap contract if the book value or the fair value of the contract equals zero. The issuer is not excused from paying the excess contract value when the fair value equals zero. Wrap contracts that permit the issuer to terminate at market value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination. Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

For the years ended December 31, 2011 and 2010, the average yield for the entire Fund based on actual earnings was 1.09% and 1.55%, respectively.

For the years ended December 31, 2011 and 2010, the average yield adjusted to reflect the actual interest rate credited to participants was 1.32% and 1.57%, respectively.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 440,147 and 390,465 shares, respectively, of common stock of Cincinnati Financial Corporation, the sponsoring employer, with a cost basis of $13,576,915 and $12,275,682, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $665,468 and $591,540, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

8.	FEDERAL INCOME TAX STATUS

The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated May 29, 2012, which states the individually designed plan document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	REconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$187,712,048	$170,278,046
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	156,024	19,992
Net assets available for benefits per the Form 5500	$187,868,072	$170,298,038

	2011	2010
Net increase in net assets available for benefits per the financial statements	$17,434,002	$42,866,278
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	136,032	186,238
Net income per the Form 5500	$17,570,034	$43,052,516

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

	Identity of Issuer	Description of Investment	Current Value***

*	Fifth Third Funds	Fifth Third Stable Value Fund (C)	$12,652,986
*	Fifth Third Funds	Fifth Third Equity Index Institutional	5,015,048
*	Fifth Third Funds	Fifth Third LifeModel Aggressive Institutional	805,797
*	Fifth Third Funds	Fifth Third LifeModel Conservative Institutional	478,447
*	Fifth Third Funds	Fifth Third LifeModel Moderately Aggressive Institutional	9,834,078
*	Fifth Third Funds	Fifth Third LifeModel Moderately Conservative Institutional	1,914,175
*	Fifth Third Funds	Fifth Third LifeModel Moderate Institutional	16,218,359
	Artisan	International Fund	7,142,743
	Dodge & Cox	Dodge & Cox Stock Fund	17,683,221
	Dodge & Cox	Dodge & Cox International Stock Fund - A	10,718,424
	Goldman Sachs	Core Fixed - Inc. Institutional	11,292,590
	Goldman Sachs	Mid Cap Value Institutional	4,507,692
	PIMCO	Low Duration Bond Fund Institutional	974,157
	Royce	Premier Fund	10,056,014
	Touchstone	Mid Cap Growth Fund - Y	10,445,383
	T. Rowe Price	New Horizon Fund	3,739,836
	T. Rowe Price	Growth Stock Fund	16,660,068
	T. Rowe Price	Equity Income Fund	3,134,387
	Allianz	Small Cap Value Fund	8,288,245
	American Funds	Growth Fund of America R6	4,214,497
	Davis New York	Davis New York Venture Fund - Y	1,204,357
	Vanguard	Vanguard Total Bond Market Index Fund	4,371,037
	Vanguard	Vanguard Small Cap Index Institutional	4,448,859
	Vanguard	Vanguard Mid Cap Index Institutional	5,243,406
*	Cincinnati Financial Corporation	Common stock	13,406,878
	Total participant-directed investments		$184,450,684

*	Participant Loans**		$3,191,457

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 9.25%, with maturity dates through May 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.

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